Reinsurance Group of America, Incorporated

John W. Hayden

Senior Vice President – Controller and Investor Relations

August 20, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-11848

Dear Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 8, 2013 regarding the above-referenced filing of the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. The numbered paragraphs below correspond to the paragraphs of your comment letter. Your comments are repeated in boldface, and the Company’s responses in ordinary type follow.

Note 4. Investments

Mortgage Loans on Real Estate, page 101

1.	Please tell us how evaluating $2,272,211,000 of your mortgage loans collectively for credit losses complies with ASC 310-10-35. In this regard, provide us your analysis by “property type” of loan that supports not evaluating these loans individually.

The Company respectfully advises the Staff that the Company’s mortgage loans are all considered commercial mortgage loans with approximately 84.4% invested in mortgages on commercial offices, industrial properties and retail locations. All of the mortgage loans are monitored and evaluated for risk of loss as part of the Company’s review process. However, Accounting Standards Codification (“ASC”) 310-10-35-16 explains that “A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.” As such, the Company identifies all its mortgage loans individually for evaluation of impairment based on the information and events available to the Company as of each reporting date. As of December 31, 2012, the Company determined, based on its evaluation of all mortgage loans individually, that approximately $40 million of these mortgage loans were considered impaired due to identified property-specific or market-specific risks. The Company individually measured the amount of impairment on each of these mortgage loans in accordance with ASC 310-10-35-20 through 29, resulting in specific valuation allowances of $7.0 million as of December 31, 2012.

Mr. Jim B. Rosenberg

August 20, 2013

The amount of mortgage loans considered impaired as a result of the individual evaluation described above is disclosed in the referenced filing in Note 4 – “Investments” in accordance with ASC 310-10-50-11B and C.

For the remaining amount of mortgage loans that were not considered impaired, the Company’s identification and evaluation process includes reviewing each mortgage loan individually and assigning an internally developed credit quality rating based on individual property and loan characteristics, as such characteristics indicate probable incurred losses in a group of mortgage loans with the same credit risk rating. This was necessary to comply with ASC 310-10-35-34, which explains that “In addition to the allowance calculated in accordance with the guidance in this Subsection, a creditor shall continue to recognize an allowance for credit losses necessary to comply with Subtopic 450-20. The total allowance for credit losses related to mortgage loans includes those amounts that have been determined in accordance with that Subtopic and with this Subsection. Double counting by applying this Subsection and then applying that Subtopic to measure the same loss again is inappropriate.” The valuation allowance on these groups of mortgage loans was $4.6 million as of December 31, 2012 and is disclosed in the referenced filing in Note 4 – “Investments” in accordance with ASC 310-10-50-11B and C.

Please refer to the Mortgage Loans on Real Estate discussion in Note 2 – “Summary of Significant Accounting Policies” of the above referenced filing for more information regarding this process.

The Company respectfully proposes to revise the sentence prior to the table disclosing the recorded investment in mortgage loans and related valuation allowance by type of credit loss in Note 4 – “Investments” in the Company’s future filings substantially as shown below.

Current Disclosure (page 103 of the above referenced filing):

The following table presents the recorded investment in mortgage loans, by method of evaluation of credit loss, and the related valuation allowances, by type of credit loss, at (dollars in thousands):

Amended Disclosure for future filings:

The following table presents the recorded investment in mortgage loans, by method of measuring credit loss, and the related valuation allowances, by type of credit loss, at (dollars in thousands):

Note 14. Collateral Finance Facility, page 137

2.	Regarding Timberlake Re, a wholly-owned subsidiary of Timberlake Financial and a South Carolina captive insurance company in which specified term life insurance policies reinsured by RGA Reinsurance are retroceded to it, please tell us:

a)	The business purpose of transactions with Timberlake Re. Explain whether, and if so, to what extent, Timberlake Re reinsures from third parties to whom you ceded policies.

b)	The amount of Timberlake Re’s obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure its obligations. Tell us the nature and amount of RGA’s assets, guarantees, letters of credit or promises securing the Timberlake Re’s obligations.

Mr. Jim B. Rosenberg

August 20, 2013

c)	The effects in your GAAP consolidated financial statements of transacting with Timberlake Re directly and, if applicable, indirectly through third parties.

d)	Your consideration of disclosing the risks of employing your captive strategy.

e)	Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

The Company respectfully advises the Staff that Timberlake Re is a wholly-owned subsidiary of Timberlake Financial, which in turn is an indirect wholly-owned subsidiary of the Company. Both Timberlake Re and Timberlake Financial are included in the Company’s consolidated financial statements.

a)	The sole purpose of the transactions with Timberlake Re is to fund the collateral requirements for statutory reserves required by the U.S. Valuation of Life Policies Model Regulation (commonly referred to as Regulation XXX) on specified term life insurance policies reinsured by RGA Reinsurance Company, an indirect wholly-owned subsidiary of the Company, and retroceded to Timberlake Re. This retrocession agreement is the only insurance activity to which Timberlake Re is a party. Timberlake Financial issued $850 million of Series A Floating Rate Insured Notes due June 2036 in a private placement in order to fund the collateral requirements for statutory reserves required by Regulation XXX. The notes represent senior, secured indebtedness of Timberlake Financial without legal recourse to the Company or its other subsidiaries. The majority of the proceeds from the Series A Floating Rate Insured Notes were used to purchase surplus notes from Timberlake Re, with the remaining balance retained to cover interest payments and expenses. Timberlake Re deposited the surplus notes proceeds in a trust account to secure the statutory reserve credits taken by RGA Reinsurance Company under the retrocession agreement with Timberlake Re. Timberlake Re is not permitted to reinsure from third parties.

b)	Timberlake Re does not have any obligations to third parties as all its obligations are to RGA Reinsurance Company, which is an affiliated company. The notes issued by Timberlake Financial are without recourse to the Company or its other subsidiaries. However, the proceeds from the notes and the Company’s direct investment in Timberlake Financial were deposited into a series of trust accounts that collateralize the notes and are not available to satisfy the general obligations of the Company. As of December 31, 2012, the consolidated Company held assets in trust and in custody of $909 million for this purpose, $33.2 million of which were held in a Debt Service Coverage account to cover interest payments on the notes and expenses, and this is disclosed in the above referenced filing.

c)	As explained above, Timberlake Re is included in the Company’s consolidated financial statements and therefore the effects of transacting with Timberlake Re are eliminated in consolidation. The primary impact on the GAAP consolidated financial statements is related to the issuance of the Timberlake Financial notes, which provided the Company a mechanism to fund the collateral requirements for statutory reserves required by Regulation XXX. The Timberlake Financial notes obligation is reflected on the consolidated balance sheets in the “collateral finance facility” line item. As disclosed in the above referenced filing, during 2011 the Company repurchased $198.5 million face amount of the Timberlake Financial notes for $130.8 million, which was the market value at the date of the purchase, and in January 2013 the Company repurchased $160.0 million face amount of the Timberlake Financial notes for $112.0 million, which was the market value at the date of the purchase.

Mr. Jim B. Rosenberg

August 20, 2013

d)	The Company has disclosed the risks and uncertainties of employing this captive strategy in various sections of the above referenced filing.

In Item 1, under “Regulation” the Company disclosed the following:

RGA Reinsurance is the primary subsidiary of the Company subject to Regulation XXX. In order to manage the effect of Regulation XXX on its statutory financial statements, RGA Reinsurance has retroceded a majority of Regulation XXX reserves to unaffiliated and affiliated unlicensed reinsurers and special purpose reinsurers, or captives. RGA Reinsurance’s statutory capital may be significantly reduced if the unaffiliated or affiliated reinsurer is unable to provide the required collateral to support RGA Reinsurance’s statutory reserve credits and RGA Reinsurance cannot find an alternative source for the collateral. In 2012 the National Association of Insurance Commissioners began a study of the uses life insurers make of special purpose vehicles. While this study continues, it is possible that in the future there may be some limitations on RGA Reinsurance’s ability to use special purpose vehicles to finance Regulation XXX reserves. Such limitations could cause the Company to utilize alternative financing methods.

In Item 1A the Company disclosed the following risk factors, which address the various risks associated with the availability of collateral and regulation:

•

“The availability and cost of collateral, including letters of credit, asset trusts and other credit facilities, could adversely affect our operations and financial condition.” Within this risk factor we disclose the following:

“In connection with these reserve requirements, we face the following risks:

•	The availability of collateral and the related cost of such collateral in the future could affect the type and volume of business we reinsure and could increase our costs.

•	We may need to raise additional capital to support higher regulatory reserves, which could increase our overall cost of capital.

•

If we, or our retrocessionaires, are unable to obtain or provide sufficient collateral to support our statutory ceded reserves, we may be required to increase regulatory reserves. In turn, this reserve increase could significantly reduce our statutory capital levels and adversely affect our ability to satisfy required regulatory capital levels, unless we are able to raise additional capital to contribute to our operating subsidiaries.

•

Because term life insurance is a particularly price-sensitive product, any increase in insurance premiums charged on these products by life insurance companies, in order to compensate them for the increased statutory reserve requirements or higher costs of insurance they face, may result in a significant loss of volume in their life insurance operations, which could, in turn, adversely affect our life reinsurance operations.

We cannot assure you that we will be able to implement actions to mitigate the effect of increasing regulatory reserve requirements.”

Mr. Jim B. Rosenberg

August 20, 2013

•	“Our reinsurance subsidiaries are highly regulated, and changes in these regulations could negatively affect our business.”

Finally, in Item 7, under “Collateral Finance Facilities and Statutory Reserve Funding”, the Company discusses Timberlake Financial and Timberlake Re and discloses that “RGA Reinsurance’s statutory capital may be significantly reduced if the unaffiliated or affiliated reinsurer is unable to provide the required collateral to support RGA Reinsurance’s statutory reserve credits and RGA Reinsurance cannot find an alternative source for collateral.”

e)	Please see the response to item “d” above.

* * * * *

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please feel free to contact me via telephone at (636) 300-8828 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden

Senior Vice President – Controller

and Investor Relations

cc:	Jack B. Lay

William L. Hutton, Esq.